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SEC FILE NUMBER 333-149857

CUSIP NUMBER 88244W100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TEXAS GULF ENERGY, INCORPORATED
Full Name of Registrant

N/A

Former Name if Applicable

1602 Old Underwood Road
Address of Principal Executive Office (Street and Number)

La Porte, TX 77571
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unforeseeable circumstances causing delays in the preparation and review of its financial statements for the quarter ended March 31, 2012, Texas Gulf Energy, Incorporated (the “Company”) is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company respectfully requests an extension and expects to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 within the applicable extension period provided by this form.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

CRAIG CRAWFORD	281	867-8400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: As described in its filings with the SEC, the Company’s business operations have expanded over the past year pursuant to certain strategic acquisitions of other businesses; thus the Company anticipates changes in its results of operations relative to the same period for the last fiscal year. As described in Part III above, the Company has experienced delays in the preparation of its financial statements, therefore it is providing below a reasonable estimate of changes to results in operations for the quarter ended March 31, 2012 relative to the corresponding period in 2011:

Income. Our approximate net income for the quarter ended March 31, 2012 was approximately $81,000 compared to a net loss of $339,340 during the quarter ended March 31, 2011 (a projected increase of approximately $420,000).

Earnings Per Share. For the quarter ended March 31, 2012, GAAP Earnings per share would be approximately $.00 and on a fully diluted basis $.00, compared to (.01) for the quarter ended March 31, 2011.

Cost of Sales. During the quarter ended March 31, 2012, we incurred Cost of Sales of approximately $7.1 million compared to approximately $5.4 million incurred during the quarter ended March 31, 2011 (an approximate increase of over $1.7 million or 31%).

General/Administrative. During the quarter ended March 31, 2012, we incurred approximate General and Administrative expenses of $1.9 million compared to approximately $700 thousand incurred during the quarter ended March 31, 2011 (an approximate increase of over $1.2 million or 171%). General and administrative expenses include corporate overhead, financial and administrative contracted services, marketing, and consulting costs.

Revenues. Approximate consolidated revenues were $9.1 million in the quarter ended March 31, 2012, an increase of $3.7 million or 69% from consolidated revenues of approximately $5.4 million in the quarter ended March 31, 2011. The increase in consolidated revenues was a result of improvement in the overall market for construction services.

Profits. Consolidated net loss of approximately $339 thousand in quarter ended March 31, 2011 increased to a positive net income of approximately $81 thousand in the quarter ended March 31, 2012. The increase of approximately $420 thousand was largely due to the effect of improved utilization and increased billing rates, resulting from changes to our operations made by the new management, that generated higher revenues and associated margins.

TEXAS GULF ENERGY, INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2012	By:	/s/ Craig Crawford
Name: Craig Crawford
Title: Chief Financial Officer